BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 16, 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Ballad Gold & Silver Ltd. (the "Issuer")
(formerly Ballad Ventures Ltd.)
Filing of documents under Section 12g3-2(b), ***Securities Act*** **of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since June 17, 2003:

A. Copy of Form 19 Special Resolution dated June 26, 2003 altering the memorandum of the Issuer to change the Issuer' name from Ballad Ventures Ltd. to Ballad Gold & Silver Ltd.

B. Copy of Letter of Transmittal sent to shareholders;

C. Copy of the Issuer's Annual Report on Form 16 as of August 22, 2002.

D. Copy of the Issuer's Annual Report on Form 16 as of August 22, 2003.

E. Copy of Notice of Change of Directors dated August 22, 2003.

F. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended June 30, 2003 with

dlw 9/23

relevant Quarterly report on BC Form 51-901F.

G. Copies of news releases issued during the relevant period.

H. Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

I. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

J. Annual Information Form filed with the British Columbia and Alberta Securities Commissions.

K. Copies of Forms 45-102F2 filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4006

03 SEP 22 AM 7:21

Certificate of
Incorporation No. 75655

FORM 19 (Section 348)

COMPANY ACT

SPECIAL RESOLUTIONS

The following Special Resolutions were passed by the members of the undermentioned Company on the date stated:

Name of Company: **Ballad Ventures Ltd.**

Date Resolutions Passed: June 26, 2003

Resolutions:

"UPON MOTION duly made and seconded, IT WAS RESOLVED by Special Resolution that:

(i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 12,770,666 shares are issued and outstanding, into 50,000,000 shares without par value, of which 6,385,333 shares will be issued and outstanding, every two (2) of such shares before consolidation being consolidated into one (1) share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

UPON MOTION duly made and seconded, IT WAS RESOLVED by Special Resolution that:

(i) the name of the Company be changed from Ballad Ventures Ltd. to Ballad Gold & Silver Ltd. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;"

The Altered Memorandum is attached.

CERTIFIED A TRUE COPY this 26th day of June, 2003.

Anthony J. Beruschi

Solicitor
(Relationship to Company)

"COMPANY ACT"

BALLAD GOLD & SILVER LTD.

ALTERED MEMORANDUM

(as altered by Special Resolution passed June 26, 2003)

1. The name of the Company is BALLAD GOLD & SILVER LTD.

2. The authorized capital of the Company consists of ONE HUNDRED MILLION (100,000,000) common shares without par value.

82-4000

BALLAD VENTURES LTD.

501 – 905 West Pender Street
Vancouver, BC V6C 1L6

03 SEP 22 7:21

Telephone: (604) 682-7159

CONSOLIDATION AND NAME CHANGE OF BALLAD VENTURES LTD.

TO STOCKHOLDERS OF BALLAD VENTURES LTD.

At an Annual and Special General Meeting of Members of the Company held on June 26, 2003, members of the Company approved, by way of Special Resolution, a change of the Company's name to **Ballad Gold & Silver Ltd.** and a consolidation of the Company's shares with every two (2) common shares of Ballad Ventures Ltd. being consolidated into one (1) common share of Ballad Gold & Silver Ltd.

Accompanying this Notice is a Letter of Transmittal, which should be completed and returned as soon as possible together with your present certificates of Ballad Ventures Ltd. in person or by registered mail to the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

This Letter of Transmittal contains explanatory notes which should be carefully read and understood by each stockholder forwarding share certificates to Pacific Corporate Trust Company and stockholders are urged to forward their certificates, for their own protection, by registered mail.

The effective date of the name change and consolidation is July 21, 2003.

Dated this 21st day of July, 2003.

BALLAD ENTERPRISES LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

LETTER OF TRANSMITTAL

TO: Pacific Corporate Trust Company, Stock Transfer Department
10th Floor – 625 Howe Street
Vancouver, BC V6C 3B8

Re: Ballad Ventures Ltd.

Dear Sir or Madam:

The undersigned, representing that he/she has full power to do so, hereby delivers to you the following share certificate(s) of **Ballad Ventures Ltd.** for shares in **Ballad Gold & Silver Ltd.**:

Certificate Number	Registered Holder	Number of Shares

The shares represented by the above certificate(s) are hereby surrendered in exchange for shares as issued by consolidation on the basis that ONE (1) share of **Ballad Gold & Silver Ltd.**, the consolidated company, will be issued for every TWO (2) shares of **Ballad Ventures Ltd.** previously issued and hereby surrendered.

You are hereby authorized and directed to issue new share certificate(s) of **Ballad Gold & Silver Ltd.** in the name and address shown below.

PLEASE PRINT CLEARLY

____
(Registered in the Name of)

____
(Street and Number) (City) (Province) (Postal Code)

Dated this ______ day of ______________, 2003.

____
Signature of Stockholder

NOTE:

This Transmittal Letter, together with your share certificate(s), should be delivered in person or sent by registered mail to Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and not the business or registered office of the Company. SEE EXPLANATORY NOTES ON THE REVERSE SIDE HEREOF.

EXPLANATORY NOTES

1. CERTIFICATE(S) WHICH MUST BE ENDORSED

If you request that certificate(s) be registered in the name or names other than the name shown on the face of the certificate(s) surrendered, such certificate(s) must be properly endorsed in the place provided on the back thereof and the signature must be guaranteed by a Canadian chartered bank or Medallion signature guaranteed by a bank or brokerage firm, or in some other manner satisfactory to Pacific Corporate Trust Company.

2. CERTIFICATES NOT TO BE ENDORSED

Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificate surrendered.

3. CHARGE FOR NEW CERTIFICATES

Each registered stockholder of **Ballad Ventures Ltd.** is entitled, without charge, to have issued to him one certificate under the Company's consolidated name of **Ballad Gold & Silver Ltd.,** for each certificate surrendered that is to be issued in the same name as that shown on the certificate surrendered. A fee of $4.25 plus GST, however, must be remitted for each additional certificate required.

4. FRACTIONS

No fractional shares will be issued. Share certificates will not be rounded up to the next highest number.

82-4000

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY **B** REGISTERED OFFICE ADDRESS

FILING FEE: $35

Our new electronic filing service is available at **www.bconline.com**

A BC Online service fee of $1.61 applies

BALLAD VENTURES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C ACCESS CODE
22306443

D CERTIFICATE OF INCORPORATION NUMBER
75655

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1967 AUGUST 22

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2002 AUGUST 22

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BERUSCHI,	ANTHONY J.	320 9TH STREET REVELSTOKE BC	V0E2S0
HARRIS,	BRIAN	4760 WILLIAMS ROAD RICHMOND BC	V7E1J9
ROLAND,	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6E1C9

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BERUSCHI, PRESIDENT, CEO	ANTHONY J.	320 9TH STREET REVELSTOKE BC	V0E2S0
HARRIS, VICE PRESIDENT	BRIAN	4760 WILLIAMS ROAD RICHMOND BC	V7E1J9

Note: Please sign and date on last page

Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
75655

BALLAD VENTURES LTD.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
MCCROSSAN, VICE PRESIDENT	ED	204 1225 BARCLAY STREET VANCOUVER BC	V6E1H5
ROLAND, SECRETARY, CFO	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6E1C9

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor

X [signature]

DATE SIGNED YYYY MM DD: 2003 07 08

FIN 757/D Rev. 2002 / 6 / 18 (Prescribed)

82-4000

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

BALLAD GOLD & SILVER LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

DO NOT MAIL THIS FORM

This form must be filed on the Internet. See reverse for filing options.

Filing Fee: $35
A BC Online service fee of $1.61 applies.

C **ACCESS CODE – Required for Internet filing.**
24967742

D CERTIFICATE OF INCORPORATION NUMBER
75655

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1967 AUGUST 22

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 AUGUST 22

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BERUSCHI,	ANTHONY J.	320 9TH STREET REVELSTOKE BC	V0E2S0
HARRIS,	BRIAN	4760 WILLIAMS ROAD RICHMOND BC	V7E1J9
ROLAND,	RAYMOND W.	305 1132 HARO ST VANCOUVER BC	V6E1C9
PAUWELS	ANDRE	4900 MARIPOSA COURT RICHMOND, BC	V7C 2J9

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BERUSCHI, PRESIDENT, CEO , CFO	ANTHONY J.	320 9TH STREET REVELSTOKE BC	V0E2S0
HARRIS, VICE PRESIDENT	BRIAN	4760 WILLIAMS ROAD RICHMOND BC	V7E1J9

Note: Please sign and date on last page

[redacted]

Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
75655

BALLAD GOLD & SILVER LTD.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
~~MCCROSSAN, VICE PRESIDENT~~	~~ED~~	~~204-1225 BARCLAY STREET VANCOUVER BC~~	~~V6E1H5~~
WEGNER ~~SECRETARY~~	GWEN	SUITE 407, 2575 WARE STREET ABBOTSFORD, BC	V2S 3E2
~~ROLAND, SECRETARY CFO~~	~~RAYMOND W.~~	~~305-1132 HARO ST VANCOUVER BC~~	~~[illegible]~~

K CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor
X Roland

DATE SIGNED YYYY MM DD
2003 09 08

82-4000

NOTICE OF DIRECTORS
Form 8
(Section 113 Company Act)

INSTRUCTIONS:
1. Please type or print in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry cannot accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occur on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

75655

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF COMPANY

BALLAD GOLD & SILVER LTD.

C DATE OF CHANGE (Y/M/D)

2003/06/26

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Pauwels	Andre

E Full names and addresses of all the directors of the company **as at the date of change listed above**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
Beruschi	Anthony	320 9th Street E, Revelstoke, BC V0E 2S0
Roland	Raymond	305 – 1132 Haro Street, Vancouver, BC V6E 1C9
Harris	Brian	4760 Williams Road, Richmond, BC V7E 1J9
Pauwels	Andre	4900 Mariposa Court, Richmond, BC V7C 2J9

F **CERTIFIED CORRECT** - I have read this form and found it to be correct

Signature of a current Director, Officer, or Company Solicitor

Roland

DATE SIGNED

Y M D

03 06 22

82-4000

03 SEP 22 AM 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD GOLD & SILVER LTD. (formerly Ballad Ventures Ltd.)	**June 30, 2003**	**03/08/29**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-3116**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	**Director**	**604-669-3116**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi"	**ANTHONY BERUSCHI**	**03/08/29**
"Ray Roland"	**RAY ROLAND**	**03/08/29**

(Electronic signatures should be entered in "quotations")

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30 , 2003 and 2002

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
CONSOLIDATED BALANCE SHEETS
June 30, 2003 and December 31, 2002

ASSETS	(Unaudited) 2003	(Audited) 2002
Current		
Cash	$ 4,733	$ 6,927
Marketable securities	3,000	3,000
Accounts receivable	16,428	16,679
Prepaid expenses	1,487	-
	25,648	26,606
Capital assets – Note 3	4,017	4,590
Resource properties	33,902	8,982
	$ 63,567	$ 40,178
LIABILITIES		
Current		
Accounts payable – Note 5	$ 232,386	$ 312,305
Long-term debt – Notes 5	-	372,912
	232,386	685,217
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 4	10,658,152	10,658,152
Share subscriptions	650,000	-
Contributed surplus	800	800
Deficit	(11,477,771)	(11,303,991)
	(168,819)	(645,039)
	$ 63,567	$ 40,178

APPROVED BY THE DIRECTORS:

"Anthony Beruschi", Director *"Ray Roland"*, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended June 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Administrative Expenses				
Accounting and audit	$ 2,710	$ 3,000	$ 4,710	$ 6,000
Amortization	287	389	573	776
Consulting fees – Note 5	16,351	7,820	29,947	15,320
Filing fees	5,239	1,900	5,977	4,900
Interest, foreign exchange	25,593	(8,032)	40,853	42
Legal – Note 5	24,401	8,336	29,420	9,071
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	11,863	5,773	12,021	7,542
Rent	9,300	9,300	18,600	18,600
Salaries	-	4,857	-	13,699
Shareholder communication	3,600	(9,250)	13,775	6,500
Transfer agent	1,048	1,108	1,679	1,729
Travel and promotion	285	6,130	1,225	7,752
Net loss for the period	(108,177)	(38,831)	(173,780)	(106,931)
Deficit, beginning of period	(11,369,594)	(11,002,182)	(11,303,991)	(10,934,082)
Deficit, end of period	$ (11,477,771)	$ (11,041,013)	$ (11,477,771)	$ (11,041,013)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2003 and 2002
(Unaudited – Prepared by Management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Operating Activities				
Net loss for the period	$ (108,177)	$ (38,831)	$ (173,780)	$ (106,931)
Add (deduct) items not affecting cash:				
Amortization	287	389	573	776
	(107,890)	(38,442)	(173,207)	(106,155)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(4,150)	(2,773)	251	(5,618)
Prepaid expenses	426	-	(1,487)	-
Accounts payable	(136,299)	(379,387)	(79,919)	(398,627)
Long-term debt	(372,912)	-	(372,912)	-
	(620,825)	(420,602)	(627,274)	(510,400)
Investing Activities				
Resource properties costs	(24,920)	-	(24,920)	-
Financing Activities				
Common shares	-	300,000	-	300,000
Share subscriptions	650,000	120,000	650,000	205,000
	650,000	420,000	650,000	505,000
Increase (Decrease) in cash during the period	4,255	(602)	(2,194)	(5,400)
Cash, beginning of period	478	4,178	6,927	8,976
Cash, end of period	$ 4,733	$ 3,576	$ 4,733	$ 3,576
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003 and 2002
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2002 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2002 financial statements.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The acquisition of resource properties are initially recorded at cost. Producing resource properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

(e) Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures that result in the acquisition and retention of resource properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive resource properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing resource properties based on a method relating recoverable reserves to production.

(f) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

(i) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, accounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(j) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Amount 2003	Net Carrying Amount 2002
Computer equipment	$ 17,508	$ 15,575	$ 1,933	$ 2,761
Office equipment	6,310	4,225	2,085	2,606
	$ 23,818	$ 19,800	$ 4,018	$ 5,367

Note 4 Share Capital – Note 6

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2000		20,462,000	9,968,152
Share consolidation (1 new share for 3 old shares)		(13,641,334)	-
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002, and June 30, 2003		12,770,666	10,658,152

During the six months ended June 30, 2003 the Company received $650,000 share subscription funds pursuant to a private placement of 9,000,000 units at $0.10 per unit

Note 4 Share Capital – Note 6 – (cont'd)

Commitments:

Share Purchase Warrants

At June 30, 2003, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.10	May 22, 2004
1,950,000	$0.25	December 11, 2004
3,950,000		

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of June 30, 2003 and 2002 and changes during the periods ending on those dates is presented below:

	June 30, 2003		June 30, 2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,082,066	$0.12	597,367	$1.20
Granted			1,082,066	$0.12
Expired/cancelled	(75,000)	$0.12	(597,367)	$1.20
Options outstanding and exercisable at end of period	1,007,066	$0.12	1,082,066	$0.12

Note 4 Share Capital – Note 6 – (cont'd)

Stock-based Compensation Plan – (cont'd)

The following table summarizes information about stock options outstanding at June 30, 2003:

Exercise Price	Outstanding	Expiry
$0.10	90,000	February 4,2006
$0.10	792,066	May 8,2004
$0.23	125,000	June 11, 2004
	1,007,066	

Note 5 Related Party Transactions

During the six months ended June 30, 2003 and 2002, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2003	2002
Consulting fees	$ 18,000	$ 18,000
Interest	29,381	16,746
Legal	29,420	17,260
	$ 76,801	$ 52,006

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At June 30, 2003, accounts payable includes $ 82,818 (2002: $28,952) due to directors of the Company and companies controlled by directors of the Company.

At June 30, 2003, long-term debt includes $ Nil (2002: $329,790) due to directors of the Company and companies controlled by directors of the Company.

Note 6 Subsequent Events

Subsequent to June 30, 2003:

a) The Company completed its private placement of 9,000,000 units at $0.10 per unit and received the remainder of $250,000 share subscription funds. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.22 per share. The units are subject to a hold period and may not be traded until December 16, 2003.

b) On July 21, 2003 the Company consolidated its share capital on the basis of one new for two old and changed the Company's name to Ballad Gold & Silver Ltd.

c) The Company reached an agreement with Consolidated Norsemont Ventures Ltd. ("Norsemont") whereby Norsemont has the right to acquire by option a 60% interest in the 1,000 hectare Roberto Silver-Zinc-Lead prospect from the Company by completing C$1,300,000 worth of work, issuing 900,000 shares in three tranches and paying C$445,000 in cash, all staged over 4 years. The first stage requirements are C $ 50,000 worth of work, C $ 15,000 cash and issuance of 200,000 shares to Ballad. The Option Agreement is subject to acceptance for filing by the TSX Venture Exchange.

d) The Company has notified IMA Exploration Inc. (IMA) that it has exercised its right to option an interest in IMA Exploration Inc.'s Penascudo Gold-Silver Property located in Argentina. The 9,000 hectare Penascudo Gold-Silver Property is located in the Patagonia region of Southern Argentina, an area recently distinguished as a source area for gold and silver discoveries including the spectacular Navidad high-grade silver discovery by IMA Exploration Inc.

The Company has the right to earn up to an 85% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option, funding a feasibility stuidy, and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. Ballad's interest will be subject to a 1.5% NSR Royalty. The Option Agreement is subject to acceptance for filing by the TSX Venture Exchange.

e) The Company has entered into an agreement with Kress & Co. of Vancouver, British Columbia, whereby Kress & Co. will provide corporate relations services to Ballad on a month-to-month basis. The Company will pay a monthly remuneration of $2,500.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

_____ Schedule A

__X__ Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD GOLD & SILVER LTD. (formerly Ballad Ventures Ltd.)	June 30, 2003	03/08/29

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-3116

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anthony Beruschi	Director	604-669-3116

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anthony Beruschi"	ANTHONY BERUSCHI	03/08/29
"Ray Roland"	RAY ROLAND	03/08/29

(Electronic signatures should be entered in "quotations")

BALLAD GOLD & SILVER LTD.
(formerly BALLAD VENTURES LTD.)
QUARTERLY REPORT
June 30, 2003

Schedule A. Financial Statements
– See interim consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:

- General and administrative expenses: Nil.

- Deferred exploration costs:

TVX Concessions, Peru

	2003	2002
Balance, beginning of period	$ 8,982	$ 8,982
Concession fees	4,117	-
Balance, end of year	$ 13,099	$ 8,982

Penascudo Gold-Silver Project, Argentina

	2003	2002
Balance, beginning of period	$ -	$ -
Acquisition	14,118	-
Geological consulting	6,685	-
Balance, end of year	$ 20,803	$ 8,982

2. Related party transactions:
– See Note 5 to the interim consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

a) Securities issued during the period: Nil

b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion

  - See Note 4 to the interim consolidated financial statements

b) Number and recorded value for shares issued and outstanding
  - See Note 4 to the interim consolidated financial statements

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
  - See Note 4 to the interim consolidated financial statements

d) Number of shares in each class of shares subject to escrow or pooling agreements
  - Nil

5. List the names of the directors and officers:

Anthony Beruschi, Director and President
Raymond Roland, Director and Corporate Secretary
Brian Harris, Director
Andre Pauwels, Vice-President, Exploration

Schedule C: Management Discussion
  - See attached

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
QUARTERLY REPORT
June 30, 2003

Schedule C: Management Discussion

RESULTS OF OPERATIONS

The Issuer conducts natural resource exploration and development operations with interests in gold, silver base and other precious metal exploration and development properties in Argentina and Peru. The Issuer is an exploration company. It does not have properties in production and consequently the Issuer does not have operating income or cash flow from its resource operations.

For the six months ended June 30, 2003, the Issuer incurred a net loss of $173,780 ($ 0.03 per share), as compared to a loss of $106,931 ($ 0.01 per share) for the period ended June 30, 2003.

On July 21, 2003 the Issuer consolidated its share capital on the basis of one new for two old and changed the its name to Ballad Gold & Silver Ltd.

RESOURCE PROPERTIES

The Issuer is actively exploring its newly acquired Penascudo Gold-Silver Property in Argentina and reviewing potential acquisitions of interests in other properties with precious metals potential. Recognizing the strengthening of gold prices and current world economic outlook, of particular interest to the Issuer is properties with high Gold and Silver exploration potential in the United States, Canada and South America. In South America, the Issuer has conducted exploration in Peru, Venezuela and Brazil, and has began operations in Argentina on its Penascudo Gold Silver Property.

Penascudo Gold-Silver Property, Argentina

On June 11, 2003 the Issuer and IMA Exploration Inc. ("IMA") reached an agreement for Ballad to acquire by option up to a 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from IMA Exploration Inc. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by IMA Exploration Inc.

At Penascudo, gold in outcrop was first discovered by previous operators in 1998. Subsequent sampling by IMA geologists in November 2002 found visible gold in quartz veins. Two chip samples of brecciated quartz veins, located 20 meters apart, gave 18.7 grams per tonne Gold over 0.45 m (0.55 ounces per ton Gold) and 216.6 grams per tonne Gold over 0.4 m (6.37 ounces per ton Gold). The discovery is within an area underlain by a 5 square kilometer (2 square mile) large rhyolite dome. The visible gold occurs in low sulphidation epithermal type quartz veins within this dome. Initial mapping has found a number of additional quartz veins within this dome. Discoveries of gold and silver in outcrop, especially discoveries of the epithermal type apparent at Penascudo have increased recently in Patagonia as this region is only now being explored to the point of making the area the premium hunting ground for these types of gold deposits in the world.

The agreement provided the Issuer with a 60 day period to conduct a review of the property including a due diligence study for the Issuer by an independent Qualified Person. Following this due diligence

Schedule C: Management Discussion (con't)

IMA agreed to grant the Issuer an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over *five* years, *making a one time US $300,000* cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Issuer's interest is subject to a 1.5% NSR Royalty.

The Issuer may increase its interest by funding a feasibility study. On August 12, 2003, the Issuer notified IMA that it is proceeding with the agreement. The Option Agreement was accepted for filing by the TSX Venture Exchange.

TVX Concessions, Peru

As at June 30, 2003 The Issuer held interests in two resource properties in Peru, the Roberto and Freddy base metal exploration properties in the Peruvian province of Huancaveilea. These property areas were acquired with other property areas from TVX Gold Inc. in 1997.

Subsequent to the quarter end, the Issuer reached an agreement with Consolidated Norsemont Ventures Ltd. ("Norsemont") providing Norsemont with the right to acquire by option a 60% interest in the 1,000 hectare Roberto Silver-Zinc-Lead prospect from the Company by completing C$1,300,000 worth of work, issuing 900,000 shares in three tranches and paying C$445,000 in cash, all staged over 4 years. The first stage requirements are C $ 50,000 worth of work, C $ 15,000 cash and issuance of 200,000 shares to the Issuer. The Option Agreement is subject to acceptance for filing by the TSX Venture Exchange. *The Issuer allowed its interest in the freddy property to lapse in July* 2003 due to exploration results. The Issuer awaits exploration results from the Roberto property.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of the Issuer. Mr. Beruschi is the President and Chief Executive Officer. Mr. A. Pauwels is Vice-President of Exploration.

INVESTOR RELATIONS

The Issuer entered into an agreement with Inova Financial Corporation in July 2001, to provide investor relation services at a monthly remuneration of $2,500.00. On June 3, 2003 the Issuer terminated the agreement with Inova Financial Corporation.

The Issuer entered into an *agreement with Kress & Co. of Vancouver, British Columbia,* whereby Kress & Co. will provide corporate relations services to Ballad on a month-to-month basis. The Issuer will pay a monthly remuneration of $2,500 to Kress & Co.

BALLAD GOLD & SILVER LTD.
(formerly Ballad Ventures Ltd.)
QUARTERLY REPORT
June 30, 2003

Schedule C: Management Discussion (con't)

RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2003, the Issuer incurred $76,801 in related party transactions, as compared to $52,006 for the six months ended June 30, 2002. Related party transactions are described in Note 5 to the financial statements.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, *and the ability to raise additional capital. Specifically, the recovery of the* Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

Subsequent to June 30, 2003 the Issuer completed its private placement of 9,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.22 per share. The units are subject to a hold period and may not be traded until December 16, 2003.

OUTLOOK

The Issuer intends to aggressively explore its Penascudo Gold-Silver Property in Argentina where the initial exploration target is high grade gold and silver bearing veins. In addition, the Issuer is actively reviewing a number of gold and silver prospects in various regions for acquisitions and subsequent exploration. The Issuer's acquisition and exploration operations are significantly increasing as it reviews exploration targets with what it considers to be significant exploration potential. In doing so the Issuer intends to *utilize its existing contact and information base on South American Properties.* Financial markets have reacted favourably to increases in gold prices and are in the first stages of what the Issuer considers to be a recognition of the importance of exploration and the Issuer anticipates additional capital inflows through the sale of its securities as it implements its business plan.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

July 18, 2003

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

SHARE CONSOLIDATION AND NAME CHANGE TO TAKE EFFECT

Ballad Ventures Ltd. has been advised by the TSX Venture Exchange that the previously announced 1 for 2 consolidation of its share capital and a change of the Company's name to **Ballad Gold & Silver Ltd.** will become effective Monday, July 21, 2003. The new trading symbol of the Company will be **BGS.** Shareholders of Ballad approved the share consolidation and name change at the Company's Annual and Special General Meeting held on June 26, 2003.

BALLAD VENTURES LTD.

Per: "*Anthony J. Beruschi*"
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

03 SEP 22 7:21

July 25, 2003

Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Investor Relations Announcement

Ballad Gold & Silver LTD. is pleased to announce that it has entered into an agreement with Kress & Co. of Vancouver, British Columbia, whereby Kress & Co. will provide corporate relations services to Ballad on a month-to-month basis. Ballad will pay a monthly remuneration of $2,500.

BALLAD Gold & Silver Ltd.

Per: "***Anthony J. Beruschi***"
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

CONSOLIDATED NORSEMONT VENTURES LTD.

#305-100 West Pender Street, Vancouver, B.C. V6B 1R8
Telephone: (604) 669-9788 Facsimile: (604) 669-9768

Trading Symbol: I LN.T

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886 Toll Free: (888) 880-2288
Trading Symbol: BAL 12g3-2(b): 82-4000 Standard & Poor's Listed
www.balladnet.com

August 8, 2003

CONSOLIDATED NORSEMONT OPTIONS ROBERTO SILVER PROSPECT IN PERU FROM BALLAD GOLD & SILVER LTD

Consolidated Norsemont and Ballad Gold & Silver Ltd are pleased to announce that they have reached an agreement for Norsemont to acquire by option a 60% interest in the 1,000 hectare Roberto Silver-Zinc-Lead prospect from Ballad Gold & Silver Ltd.. The Roberto property is located in the Huancavelica Department of Central Peru, a historic silver and lead mining district and an area with good infrastructure.

Norsemont believes that the property has superior potential for a medium sized, but high grade, silver deposit in massive sulphides associated with the large skarn zones delineated on the property and similar to the nearby historic Marta Mine. Marta Mine is one km south of the property, a former producer (at a rate of 150 t/day) of silver, zinc and lead from 1950 to 1990. Present resources at Mina Martha, as tabled in the Atlas Mineria en Peru by the Ministerio de Energia y Minas, total: 546,000 tonnes @ 8% Pb, 6% Zn, 10 oz/t Ag.

The property has been explored in recent years by Ballad and by Teck Cominco Ltd under an option agreement from Ballad. During Teck Cominco's 2 seasons of exploration on the Roberto property detailed geological mapping, detailed rock and soil sampling, airborne and very limited ground geophysics were completed prior to drilling five percussion holes. The main result was the delineation of large areas of skarn-style alteration with 11 showings of zinc, silver, copper and lead. The best channel sample values reported by Teck Cominco were: 9.5% zinc, 141 g/t silver and 7.9% lead over 3 m at the Ponciano showing. In the same Ponciano area several geophysical conductors,

potentially caused by massive sulphide mineralization, were located. The five holes drilled intercepted 3 to 60 m long intervals with low grade zinc (0.1 to 0.38% Zn) and/or copper mineralization (0.15 to 0.25%). The best silver grades found were in hole COO1: 31.4 g/t over 12 m from 29.5m to 41.5m. Two of the holes in particular were aimed at conductive zones, considered to be potentially massive sulphide zones. Only one of those holes intercepted a potential conductive zone: short and un-mineralized interval with 25% sulphides.

Norsemont notes that only a small part of the mineralized skarn areas identified initially by Teck Cominco has been tested with electromagnetic surveys for potential massive sulphide mineralization and also that long lengths of conductors already identified by Teck Cominco have not been drill tested to date.

Norsemont can earn a 60% interest in the property from Ballad by completing C$1,300,000 worth of work, issuing 900,000 shares in three tranches and paying C$445,000 in cash, all staged over 4 years. The first stage requirements are C $ 50,000 worth of work, C $ 15,000 cash and issuance of 200,000 shares to Ballad.

The Option Agreement is subject to acceptance for filing by the TSX Venture Exchange.

CONSOLIDATED NORSEMONT VENTURES LTD.

Per: *"Paul Pang"*
Paul Pang, President

BALLAD GOLD & SILVER LTD.

Per: *"Andre M. Pauwels"*
Andre M. Pauwels, P. Geo., Vice President Exploration

82-4000

BALLAD

IMA EXPLORATION INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

03 SEP 22 7:21

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, BC V6C 3N6
TSX Venture Exchange: IMR
Frankfurt & Berlin Exchanges: IMT (WKN 884971)
OTC Bulletin Board: IMXPF
Tel: 604.687.1828 ~ Fax: 604.687.1858
Toll Free: 800.901.0058
Internet: www.imaexploration.com
email: info@imaexploration.com

NEWS RELEASE ***August 12, 2003***

BALLAD ANNOUNCES IT WILL TO ACQUIRE AN OPTION ON THE PENASCUDO GOLD/SILVER PROPERTY FROM IMA EXPLORATION INC.

Ballad Gold & Silver Ltd. and IMA Exploration Inc. are pleased to announce that Ballad has notified IMA that it will exercise its right to option an interest in IMA Exploration Inc.'s Penascudo Gold-Silver Property located in Argentina.

The 9,000 hectare Penascudo Gold-Silver Property is located in the Patagonia region of Southern Argentina, an area recently distinguished as a source area for gold and silver discoveries including the spectacular Navidad high-grade silver discovery by IMA Exploration Inc.

Ballad has the right to earn up to an 85% interest in the property.

Ballad's consulting geologist successfully completed a visit and review of the property and the Company is currently awaiting a 43-101 Qualifying Report on the Penascudo Gold-Silver Property

The acquisition is subject to acceptance for filing by the TSX Venture Exchange.

BALLAD GOLD & SILVER LTD.

Per: "Anthony J. Beruschi"
Anthony J. Beruschi
President

IMA EXPLORATIONS INC.

Per: "Joseph Grosso"
Joseph Grosso
President

For further information contact Anthony J. Beruschi, at 604.682.7159, or ajb@balladnet.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News. ***Cautionary Note to US Investors****: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news*

release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

August 15, 2003

Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Private Placement Closed

Further to its news releases of April 2, 2003 and June 11, 2003, Ballad Gold & Silver Ltd. (the "Company") announces the completion of its private placement of 9,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.22 per share. The units are subject to a hold period and may not be traded until December 16, 2003.

BALLAD GOLD & SILVER LTD.

Per:
André Pauwels, Director

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

August 29, 2003

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Gold & Silver Ltd. (formerly Ballad Ventures Ltd.) announces today the results from unaudited interim financial statements for the six-month period ended June 30, 2003. Ballad Ventures Ltd. incurred a net loss of $173,780 ($0.02 per share) for the period ended June 30, 2003, as compared to a loss of $106,931 ($0.01 per share) for the period ended June 30, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in professional fees and administrative expenditures associated with the acquisition of the Pensacudo Gold-Silver Property.

BALLAD VENTURES LTD.

Per: "Anthony Beruschi"
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD GOLD & SILVER LTD.

03 SEP 22 7:21

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

September 3, 2003

Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Gold & Silver Ltd. is pleased to announce that John Halagan has agreed to become a director.

BALLAD GOLD & SILVER LTD.

Per: <u>"Anthony J. Beruschi"</u>
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

September 4, 2003

Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

SHARES ISSUED TO IMA EXPLORATION INC.
FOR PENASCUDO PROJECT PROPERTY, ARGENTINA

Ballad Gold & Silver Ltd. is pleased to announce that it has issued 500,000 common shares in its share capital at a deemed price of $0.50 under the Property Option Agreement dated June 11, 2003 between Ballad and IMA Exploration Inc., the optionor of the Penascudo Gold-Silver Project, Argentina, IMA Exploration Inc. The shares issued to IMA Exploration Inc. are restricted from trading until January 3, 2004. Ballad also confirms it has closed its $900,000 private placement as set forth in the August 15, 2003 news release.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

yellow.

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

September 8, 2003

Website: www.balladnet.com
Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

MICHAEL BAYBAK AND CO. INC. RETAINED FOR CORPORATE COMMUNICATIONS

Ballad Gold & Silver Ltd. is pleased to announce it has retained the services of Michael Baybak and Co. Inc. to provide corporate communications services for Ballad for an initial term of twelve months.

Michael Baybak and Co. Inc. has provided corporate communications services for several publicly traded mineral exploration companies. Under the terms of the agreement Michael Baybak & Co. Inc. will help to prepare and disseminate corporate literature, presentation material and reporting information, and serve as information liaison between Ballad and shareholders, investors, broker dealers, industry contacts and media.

Michael Baybak and Co. Inc. will receive, subject to acceptance for filing of the TSX Venture Exchange, corporate stock options for 150,000 shares at a price to be agreed upon.

Ballad is a mineral exploration company searching for gold and silver. Ballad recently acquired an interest in the Penascudo Gold and Silver Project in the Patagonia region of Argentina.

BALLAD GOLD & SILVER LTD.

Per: *"Raymond Roland"*

Raymond Roland, Director

82-4000

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Ballad Gold & Silver Ltd.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-3116
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

August 15, 2003

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

9,000,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.22 on or before August 15, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities

distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10	$897,000
Australia	$0.10	$3,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$900,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: August 28th, 2003.

Ballad Gold & Silver Ltd.
Name of issuer or vendor *(please print)*

Anthony J. Beruschi, Director
Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Cross Gold Corp. 40167 Bills Place Squamish, BC V0N 3G0	1,000,000 Units	$100,000	s.3.1 of MI 45-103
Woody's Choice Investments Ltd. 320, 9th Street East Revelstoke, BC V0E 2S0	1,000,000 Units	$100,000	s. 74(2)(9) of the *B.C. Securities Act*
603492 B.C. Ltd. 24 Ocean Point Drive W. Vancouver, BC V7W 3G7	1,000,000 Units	$100,000	s.3.1 of MI 45-103
Toro Ventures Inc. #305, 1132 Haro Street Vancouver, BC V6E 1C9	700,000 Units	$70,000	s. 74(2)(9) of the *B.C. Securities Act*
Vic Van Isle Construction Ltd. 96 Cartier Street Revelstoke, BC V0E 2S0	200,000 Units	$20,000	s.3.1 of MI 45-103
T-Bone Ventures Inc. #201, 1220 West 6th Avenue Vancouver, BC V6H 1G3	1,100,000 Units	$110,000	s.3.1 of MI 45-103
Costa Brava Imports Ltd. 4019 Hollyridge Place Victoria, BC V8N 5N8	1,000,000 Units	$100,000	s.3.1 of MI 45-103
China Clay Resources Inc. 1240 Industrial Road Kelowna, BC V1Z 1G5	200,000 Units	$20,000	s.3.1 of MI 45-103

distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.10	$897,000
Australia	$0.10	$3,000
Total dollar value of distribution in all jurisdictions (Canadian $)		$900,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: August 29th, 2003.

Ballad Gold & Silver Ltd.
Name of issuer or vendor *(please print)*

Anthony J. Beruschi, Director
Print name and position of person signing

Signature

Andre Pauwels 4900 Mariposa Court Richmond, BC V7C 2J9	300,000 units	$30,000	s. 74(2)(9) of the *B.C. Securities Act*
650397 B.C. Ltd. 16657 Rosewood Place Surrey, BC V4N 1W1	1,070,000 Units	$107,000	s.3.1 of MI 45-103
603494 B.C. Ltd. #201, 1220 West 6th Avenue Vancouver, BC V6H 1G3	1,000,000 Units	$100,000	s.3.1 of MI 45-103
Rogano Enterprises Ltd. 101 8th Street East Revelstoke, BC, V0E 2S0	400,000 Units	$40,000	s.3.1 of MI 45-103
Ron Beruschi Unit 2, 148 Nepean Hwy P.O. Box 222 Seaford, Victoria 3198 Australia	30,000 Units	$3,000	s.3.1 of MI 45-103
	9,000,000 Units	$900,000.00	

82-4000

03 SEP 22 7:21

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 18, 2003

Item 3. **Press Release**

Press Release dated July 18, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the date of its change of name and share consolidation.

Item 5. **Full Description of Material Change**

The Issuer has been advised by the TSX Venture Exchange that the previously announced 1 for 2 consolidation of its share capital and a change of the Issuer's name to Ballad Gold & Silver Ltd. will become effective Monday, July 21, 2003. The new trading symbol of the Issuer will be BGS. Shareholders of the Issuer approved the share consolidation and name change at the Issuer's Annual and Special General Meeting held on June 26, 2003.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this July 18, 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4006

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
(formerly Ballad Ventures Ltd.)
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 25, 2003

Item 3. **Press Release**

Press Release dated July 25, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer entered into an agreement with Kress & Co. whereby Kress & Co. will provide corporate relations services to the Issuer.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has entered into an agreement with Kress & Co. of Vancouver, British Columbia, whereby Kress & Co. will provide corporate relations services to the Issuer on a month-to-month basis. The Issuer will pay a monthly remuneration of $2,500.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 5th day of August, 2003.

"Anthony Beruschi"
Anthony J. Beruschi, President

82-4800

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
(formerly Ballad Ventures Ltd.)
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 8, 2003

Item 3. **Press Release**

Press Release dated August 8, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer and Consolidated Norsemont announce that it has reached an agreement for Norsemont to acquire by option a 60% interest in the 1,000 hectare Roberto Silver-Zinc-Lead prospect from Ballad Gold & Silver Ltd.

Item 5. **Full Description of Material Change**

The Issuer and Consolidated Norsemont are pleased to announce that they have reached an agreement for Norsemont to acquire by option a 60% interest in the 1,000 hectare Roberto Silver-Zinc-Lead prospect from Ballad Gold & Silver Ltd. The Roberto property is located in the Huancavelica Department of Central Peru, a historic silver and lead mining district and an area with good infrastructure.

Norsemont believes that the property has superior potential for a medium sized, but high grade, silver deposit in massive sulphides associated with the large skarn zones delineated on the property and similar to the nearby historic Marta Mine. Marta Mine is one km south of the property, a former producer (at a rate of 150 t/day) of silver, zinc and lead from 1950 to 1990. Present resources at Mina Martha, as tabled in the Atlas Mineria en Peru by the Ministerio de Energia y

Minas, total: 546,000 tonnes @ 8% Pb, 6% Zn, 10 oz/t Ag.

The property has been explored in recent years by Ballad and by Teck Cominco Ltd under an option agreement from Ballad. During Teck Cominco's 2 seasons of exploration on the Roberto property detailed geological mapping, detailed rock and soil sampling, airborne and very limited ground geophysics were completed prior to drilling five percussion holes. The main result was the delineation of large areas of skarn-style alteration with 11 showings of zinc, silver, copper and lead. The best channel sample values reported by Teck Cominco were: 9.5% zinc, 141 g/t silver and 7.9% lead over 3 m at the Ponciano showing. In the same Ponciano area several geophysical conductors, potentially caused by massive sulphide mineralization, were located. The five holes drilled intercepted 3 to 60 m long intervals with low grade zinc (0.1 to 0.38% Zn) and/or copper mineralization (0.15 to 0.25%). The best silver grades found were in hole COO1: 31.4 g/t over 12 m from 29.5m to 41.5m. Two of the holes in particular were aimed at conductive zones, considered to be potentially massive sulphide zones. Only one of those holes intercepted a potential conductive zone: short and un-mineralized interval with 25% sulphides.

Norsemont notes that only a small part of the mineralized skarn areas identified initially by Teck Cominco has been tested with electromagnetic surveys for potential massive sulphide mineralization and also that long lengths of conductors already identified by Teck Cominco have not been drill tested to date.

Norsemont can earn a 60% interest in the property from Ballad by completing C$1,300,000 worth of work, issuing 900,000 shares in three tranches and paying C$445,000 in cash, all staged over 4 years. The first stage requirements are C $ 50,000 worth of work, C $ 15,000 cash and issuance of 200,000 shares to Ballad.

The Option Agreement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 11th day of August, 2003.

"Anthony Beruschi"
Anthony J. Beruschi, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
(formerly Ballad Ventures Ltd.)
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 12, 2003

Item 3. **Press Release**

Press Release dated August 12, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces it will exercise its right to option an interest in IMA Exploration Inc.'s Penascudo Gold-Silver located in Argentina.

Item 5. **Full Description of Material Change**

The Issuer and IMA Exploration Inc. are pleased to announce that Issuer has notified IMA that it will exercise its right to option an interest in IMA Exploration Inc.'s Penascudo Gold-Silver Property located in Argentina.

The 9,000 hectare Penascudo Gold-Silver Property is located in the Patagonia region of Southern Argentina, an area recently distinguished as a source area for gold and silver discoveries including the spectacular Navidad high-grade silver discovery by IMA Exploration Inc.

Ballad has the right to earn up to an 85% interest in the property.

Ballad's consulting geologist successfully completed a visit and review of the property and the Company is currently awaiting a 43-101 Qualifying Report on

the Penascudo Gold-Silver Property

The acquisition is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 13th day of August, 2003.

"Anthony Beruschi"
Anthony J. Beruschi, President

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
(formerly Ballad Ventures Ltd.)
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 15, 2003

Item 3. **Press Release**

Press Release dated August 15, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces closing of a private placement.

Item 5. **Full Description of Material Change**

Further to its news releases of April 2, 2003 and June 11, 2003, the Issuer announces the completion of its private placement of 9,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.22 per share. The units are subject to a hold period and may not be traded until December 16, 2003.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 19th day of August, 2003.

Roland

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

03 SEP 2[illegible] 7:21

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

August 29, 2003

Item 3. **Press Release**

Press Release dated August 29, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results from its unaudited interim financial statements for the six-month period ended June 30, 2003 and financial results for the same period.

Item 5. **Full Description of Material Change**

The Issuer announces the results from unaudited interim financial statements for the six-month period ended June 30, 2003. The Issuer incurred a net loss of \$173,780 (\$0.02 per share) for the period ended June 30, 2003, as compared to a loss of \$106,931 (\$0.01 per share) for the period ended June 30, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in professional fees and administrative expenditures associated with the acquisition of the Pensacudo Gold-Silver Property.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 2nd day of September 2003.

"Raymond Roland"
Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

03 SEP ...

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 3, 2003

Item 3. **Press Release**

Press Release dated September 3, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that John Halagan has agreed to become a director.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that John Halagan has agreed to become a director.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 5th day of September 2003.

"Anthony J. Beruschi"

Anthony J. Beruschi, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 4, 2003

Item 3. **Press Release**

Press Release dated September 4, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has issued 500,000 common shares in its share capital at a deemed price of $0.50 under the Property Option Agreement dated June 11, 2003 between Ballad and IMA Exploration Inc.

Item 5. **Full Description of Material Change**

The Issuer pleased to announce that it has issued 500,000 common shares in its share capital at a deemed price of $0.50 under the Property Option Agreement dated June 11, 2003 between The Issuer and IMA Exploration Inc., the optionor of the Penascudo Gold-Silver Project, Argentina, IMA Exploration Inc. The shares issued to IMA Exploration Inc. are restricted from trading until January 3, 2004. The Issuer also confirms it has closed its $900,000 private placement as set forth in the August 15, 2003 news release.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 5th day of September 2003.

"Anthony J. Beruschi"
Anthony J. Beruschi, President

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 8, 2003

Item 3. **Press Release**

Press Release dated September 8, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has retained the services of Micheal Baybak and Co. Inc. to provide corporate communications services for Ballad for an initial term of twelve months.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce it has retained the services of Michael Baybak and Co. Inc. to provide corporate communications services for Ballad for an initial term of twelve months.

Michael Baybak and Co. Inc. has provided corporate communications services for several publicly traded mineral exploration companies. Under the terms of the agreement Michael Baybak & Co. Inc. will help to prepare and disseminate corporate literature, presentation material and reporting information, and serve as information liaison between Ballad and shareholders, investors, broker dealers, industry contacts and media.

Michael Baybak and Co. Inc. will receive, subject to acceptance for filing of the TSX Venture Exchange, corporate stock options for 150,000 shares at a price to

be agreed upon.

The Issuer is a mineral exploration company searching for gold and silver. The Issuer recently acquired an interest in the Penascudo Gold and Silver Project in the Patagonia region of Argentina.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia this 11th day of September 2003.

"Anthony, J. Beruschi"
Anthony J. Beruschi, President

82-4000

TSX venture EXCHANGE

August 29, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas Eacrett

Dear Sirs\Mesdames:

RE: BALLAD GOLD & SILVER LTD. ("BGS")
Private Placement-Non-Brokered - 83282

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced April 3, 2003:

Number of Shares:	9,000,000 shares
Purchase Price:	$0.10 per share
Warrants:	9,000,000 share purchase warrants to purchase 9,000,000 shares
Warrant Exercise Price:	$0.22 for a two year period
Number of Placees:	13 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]	# of Shares
Woody's Choice Investments Ltd. (Anthony J Beruschi)	Y	1,000,000
Toro Ventures Ltd. (Raymond Roland)	Y	700,000
Andre Pauwels	Y	300,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

Beruschi and Company
August 29, 2003
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3105 / FAX: (604) 844-7502 / EMAIL: elizabeth.mao@tsxventure.com.

Yours truly,

Elizabeth Mao
Analyst
Corporate Finance

EM/le
Cc: Ballad Gold & Silver Ltd.

File: ::ODMA\PCDOCS\DOCP\1170024\1

03 SEP 22

TSX venture EXCHANGE

August 29, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Douglas Eacrett

Dear Sirs\Mesdames:

RE: BALLAD GOLD & SILVER LTD. ("BGS")
Property-Asset Acquisition – Submission No. 86106

This is to confirm that TSX Venture Exchange has accepted for filing an Option Agreement dated June 11, 2003 between the Company and IMA Exploration Inc. whereby the Company has been granted an option to acquire up to an 85% undivided right, title and interest in the Penascudo Gold-Silver Project that is located in the Patagonia region of Southern Argentina. For the initial 70% interest, the Company must incur US$1,800,000 in exploration work in stages on or before October 31, 2008, a one time cash payment of US$300,000 and issuing 500,000 post consolidation common shares. A further 500,000 common shares will be issued on the exercise of the option on or before October 31, 2008. The Company has the right to increase its interest to 85% by funding a feasibility study. The Company's interest will be subject to a 1.5% NSR Royalty.

Willington Financial Corp. (Ken Cabianca) will receive a finder's fee of $10,000.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Corporate Finance

JW\le
Cc: Ballad Gold & Silver Ltd.

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tsx venture EXCHANGE TSX

July 18, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: BALLAD GOLD & SILVER LTD. ("BGS")
[formerly Ballad Ventures Ltd. ("BAL")]
Name Change and Consolidation – Submission #85050

This is to confirm that pursuant to a special resolution passed by shareholders June 26, 2003, the Company has consolidated its capital on a 2 old for 1 new basis. The name of the Company has also been changed from Ballad Ventures Ltd. to Ballad Gold & Silver Ltd.

Effective at the opening **Monday, July 21, 2003,** the common shares of Ballad Gold & Silver Ltd. will commence trading on TSX Venture Exchange, and the common shares of Ballad Ventures Ltd. will be delisted. The Company is classified as a 'Gold And Silver Mining' company.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 602-6982 / FAX: (604) 844-7502 / EMAIL: sean.curley@tsxventure.com.

Yours truly,

Sean Curley
Analyst
Corporate Finance

SC/nl

cc: Ballad Ventures Ltd.

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